FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of the Securities Exchange Act of 1934
For the month of January 2009
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Alizé Sets New Standard with
Nautilus-Sentinel in the Mexican Waters
of the Gulf of Mexico
Paris — January 21, 2010
CGGVeritas (ISIN: 0000120164 — NYSE : CGV) announced today that the successful deployment of its Nautilus acoustic positioning and streamer steering system on the Alizé, one of its high-end vessels, has dramatically increased production levels on the first project of the mega 3D seismic program currently being acquired for PEMEX in the Gulf of Mexico.
Despite severe winter weather conditions the Alizé, on its first project of the program, has achieved a one-day production record of 117 km2 and has significantly exceeded production targets. This has been supported by the deployment of 12 Sercel Nautilus-Sentinel® steered solid streamers and the fact that, with a 12 by 8-km by 100-m configuration, the Alizé is towing one of the largest areal receiver arrays in the industry.
Nautilus has dramatically reduced the infill requirements through consistent streamer separations and depth control across the entire spread.
The first project in the PEMEX survey program, known as Han Sur-Oeste de Tamil, covers a surface area of 12,300 km2 in the Mexican deep waters of the Gulf of Mexico.
Robert Brunck, Chairman and CEO, CGGVeritas, said: “The Alizé’s deployment of a combination of advanced Sercel Sentinel solid streamers and Nautilus is setting a new benchmark for safer operations, quieter data and better crew efficiency. We are confident that, with the Alizé’s clear competitive technological edge and our advanced imaging capabilities, we will deliver the lowest-noise and highest-quality data to best image the subsalt areas being targeted by this survey program.”
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 21st, 2010	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate